Mail Stop 3720

October 13, 2006

Gary Hokkanen
Chief Financial Officer
Wireless Age Communications, Inc.
6200 Tomken Road, Unit A
Mississauga, ON  L5T 1X7
Canada

> **Re:    Wireless Age Communications, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed October 5, 2006**
> **File No. 333-137080**

Dear Mr. Hokkanen:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

1.    We note your response to our prior comment one, but it continues to appear that the offering is a primary offering that you intend to conduct on a delayed basis, which you are not permitted to do under Securities Act Rule 415.  Please expand your legal analysis in your response letter as to why the offering should not be regarded as a primary offering with Barron Partners selling your common stock on your behalf.  See Telephone Interpretation D-29 for factors considered in distinguishing resale offerings from primary offerings.  We particularly note that:

- you are registering an amount of your common stock equal to at least 70% of your outstanding common stock (and an even greater percentage of the outstanding common stock held by persons who are not affiliates of the company) that will be distributed through Barron Partners' sales to the public and that the parties contemplate future registration statements to register additional shares for sale under the Barron Partners financing agreements, with Barron Partners limited to owning less than 5% of your common stock at a single time;

- Barron Partners has held the convertible preferred stock and warrants since only August 2006; and

- Barron Partners will receive the common stock at a discount to market.

As a result, until you become primarily eligible to conduct an offering on Form S-3, this offering must be conducted on a continuous basis (as opposed to being sold in tranches) or restructured to be a true secondary offering.

Registration Fee Table

2.      Please tell us in your response letter the basis for reducing the amount of your registration fee. We note that, according to note one to the table, you based your calculation of the registration fee on $0.27, the average of the high and low prices of your common stock on August 30, 2006.

Selling Stockholders, page 20

3.      We note your response to our prior comment nine. Please reflect in the table the amount of common stock Barron Partners beneficially owns according to Exchange Act Rule 13d-3 and disclose in a footnote to the table all amounts of common stock that you may issue Barron Partners upon conversion of the preferred stock and exercise of the warrants.

*      *      *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 or me at (202) 551-3833 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief